Filed by IPC Holdings, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended. Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

June 5, 2009

Dear Fellow Shareholder:

On June 4, 2009, IPC Holdings announced that it will pay two special cash dividends that will deliver $2.50 per share in cash to IPC shareholders if the IPC/Max Capital deal closes. The IPC Board of Directors urges you to vote FOR all proposals associated with the transaction on the WHITE proxy card at our June 12 annual general meeting of shareholders. I am writing to you today with some important information that you should consider as you decide how to vote.

THE IPC/MAX AMALGAMATION IS THE ONE AND ONLY DEAL

WITH A CLEAR PATH TO CLOSING

DON’T BE MISLED BY VALIDUS!

IPC and Max have made an excellent transaction even more rewarding with our agreement to pay two cash dividends that deliver $2.50 per share to IPC shareholders following the closing of the IPC/Max merger.

The IPC Board continues to believe the IPC/Max combination offers superior value and greater certainty of closing than a combination with Validus and strongly urges shareholders to vote in favor of the Max combination.

June 12th is next week. We encourage you to read the enclosed material carefully and vote FOR all the proposals relating to the IPC/Max transaction on the WHITE card and return that card promptly.

While the IPC Board strongly believes that superior value is the key reason to favor the Max combination, the IPC Board also believes, with the advent of the Atlantic hurricane season, shareholders should understand that the certainty provided by the Max combination is now of considerable importance. This communication addresses the importance of that certainty.

Validus claims it has a “clear path” to promptly close its inadequate offer to acquire IPC. That is wrong, whether IPC opposes Validus’s inadequate offer or not!

The Importance Of Hurricane Risk

In its five-month process of evaluating combination alternatives, the IPC Board has consistently placed considerable importance on the ability to close a combination transaction prior to the advent of the 2009 Atlantic hurricane season, in order to avoid substantial transactional uncertainty. The transactional uncertainty inherent in closing a combination during the hurricane season arises principally from closing conditions in amalgamation agreements (and in Validus’s exchange offer and scheme of arrangement) triggered by insured hurricane loss occurring during the extended time period required by the need to meet with and obtain rating agency confirmations, file with the SEC and distribute shareholder communications in compliance with applicable notice requirements and obtain lender consents.

The IPC/Max transaction, if approved by shareholders, can be consummated promptly following the shareholder vote on June 12. However, if the shareholders disapprove the IPC/Max combination, the Board believes it will not be possible to consummate a transaction with Validus, or with any other party, until well into the 2009 hurricane season due to the foregoing time constraints. Therefore, any such combination – even if it were a friendly, negotiated transaction approved by the IPC Board with Validus or any other party – would be subject to substantial risk of non-consummation owing to potential hurricane loss. Upon shareholder approval the IPC/Max combination is now virtually certain to close; in contrast the closure of any other transaction, including any transaction with Validus, is entirely uncertain.

In the event the Max transaction is not approved, the IPC Board would, consistent with its fiduciary obligations, consider all alternatives available to IPC. Any transaction negotiated with Validus or another party typically would contain closing conditions directly or indirectly triggered by insured hurricane losses which affected IPC and/or Validus or such other party (an example of conditions that could be “indirectly triggered” by insured hurricane losses are rating agency or lender consent conditions). If the hurricane losses occurred prior to the time IPC entered into a definitive agreement with the counterparty, it is possible such party (including Validus) would simply walk away. Importantly, consummating any transaction with Validus or another party would involve:

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Time delays inherent in obtaining rating agency confirmations (whether or not a formal condition to the offer, ratings are a requirement for our business and we believe that it would be very risky to complete a transaction in the reinsurance industry without rating agency indications, as well as conducting due diligence),

•	Filing with the SEC and distributing shareholder communications, and

•	Obtaining lender consents.

Finally, transactions involving IPC shareholders receiving an acquirer’s stock (such as the Validus proposals) potentially involve substantial volatility and diminution in value to IPC shareholders prior to closing (as well as after closing) if the acquirer’s stock is exposed to hurricane or other catastrophe loss, as is the case with Validus. We believe these time delays would affect Validus’s exchange offer even if it could be effected lawfully (which IPC believes is uncertain, as discussed below).

Why Validus’s Exchange Offer Does NOT Have a “Clear Path” to a Prompt Close

Validus claims they have a “clear path” to promptly close an exchange offer over any objection of the IPC Board. That’s not true – even if the IPC Board agreed to recommend the exchange offer (which it has not)!!

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Validus’s exchange offer is conditioned on 90% of IPC’s shareholders tendering their shares to Validus, in addition to a catastrophe loss and other closing conditions (which Validus, in its sole judgment, must deem to be satisfied).

•	Our conversations with shareholders and the recommendations of Glass Lewis and Proxy Governance in favor of the IPC/Max amalgamation indicate that the likelihood of Validus achieving 90% is remote.

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Furthermore, even if 90% of IPC’s shareholders tender their shares to Validus and even if all of the other closing conditions are eventually satisfied (i.e., there is no catastrophe event triggering a walk-away right or closing out for Validus), IPC’s bye-laws require the IPC directors to refuse to register any transfers which would result in Validus becoming the registered owner of 10% or more of IPC’s shares. IPC’s Board is not legally permitted to waive this restriction.

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Furthermore, even if Validus overcomes the 10% ownership restriction, IPC’s bye-laws restrict Validus from voting 10% or more of IPC’s shares. Again, IPC’s Board is not legally permitted to waive this restriction.

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Finally, based on the advice of Bermuda counsel, IPC believes that Validus faces substantial legal uncertainties if it attempts to squeeze out IPC’s remaining shareholders on the basis that it had acquired 90% beneficial ownership of IPC and thereafter to amalgamate IPC’s business into its own.

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IPC believes that its bye-laws must be amended for Validus to obtain ownership and control of IPC in the manner it has stated. This bye-law amendment would require approval of IPC’s Board and IPC shareholders. The latter would involve the filing with the SEC and distribution to IPC shareholders of a proxy statement and the holding of a special shareholder meeting following a prescribed legal notice period, in what we believe could be a lengthy process (even assuming IPC did not oppose Validus’s exchange offer).

Why Validus Does NOT Have A “Clear Path” To Promptly Close

A Scheme of Arrangement

Validus claims they have a “clear path” to promptly close a scheme of arrangement over any objection of the IPC Board. That’s not true – there is no scheme currently proposed and the process would be lengthy even if the IPC Board agreed to consent to any new scheme of arrangement proposed in the future!!

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The Bermuda court has already dismissed Validus’s application to conduct a shareholder meeting for its scheme. Since Validus can’t have that shareholder meeting, Validus has no existing scheme to proceed with.

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Validus says it can file a new application to start a new scheme at a later time, even if IPC continues to object. In dismissing Validus’ recent scheme application, the court cited a range of reasons for its decision which would apply even if Validus brought the same hostile action again after the Max/IPC shareholder vote. These include the unprecedented nature of Validus’s application and the fact that Validus’s interests are not aligned with IPC’s other shareholders.

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Even assuming IPC consented to the scheme, which is a matter the Board would have to consider at the appropriate time along with all other alternatives, Validus’s scheme process would require two IPC shareholder meetings, both with proxy statements and notices and a further court hearing, requiring a lengthy period.

The IPC shareholder meeting is on June 12. The IPC Board of Directors urges shareholders to vote FOR the IPC/Max amalgamation at that meeting because there are two compelling reasons to do so – superior value and certainty. It’s the only deal on the table, and it’s the only deal with a clear path to closing.

The Board urges you to vote FOR all the proposals associated with the Max amalgamation on the WHITE proxy card promptly and NOT tender your shares to Validus. Please do not sign or return Validus’s gold proxy card.

We encourage you NOT to sign or return any of Validus’s gold proxy cards and NOT to tender your IPC shares to Validus in connection with Validus’s exchange offer.

If you have tendered your IPC shares to Validus we encourage you to withdraw them. For assistance in withdrawing IPC shares tendered, please contact your broker or our information agent, Innisfree M&A at the number listed below.

You can find more information about the annual general meeting of shareholders and the Max amalgamation at our website: www.ipcre.com. Please register at the site so that you will be apprised of any developments.

Sincerely,

Kenneth L. Hammond

Chairman of the Board of Directors

On Behalf of the IPC Holdings Board of Directors

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of IPC Holdings, Ltd.’s proxy materials,

please call Innisfree M&A Incorporated at the phone numbers listed below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders Call Toll-Free at: (877) 825-8621

Banks and Brokers Call Collect at: (212) 750-5833

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This letter includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the U.S. Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This letter contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this letter should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this letter.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This letter relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on May 7, 2009. This letter is not a substitute for the definitive joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form 10-K, filed with the SEC on April 1, 2009.